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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hino Motors, Ltd.

*CURRENT ADDRESS 3-1-1, Hino-dai, Hino-shi
Tokyo 191-8660, Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 19 2007
THOMSON FINANCIAL

FILE NO. 82- 1388

FISCAL YEAR 3/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 9/10/07


HINO

HINO Report

Hino Motors Annual Report

April 1, 2006 to March 31, 2007

HINO



To our Stakeholders

First of all, I would like to sincerely thank our stakeholders for the enduring support extended to the Company.

During fiscal year ended March 31, 2007, one of the most significant developments in my estimation was the long awaited turnaround to black figures at Hino Motors' overseas operations.

This turn to black is important also in the sense that overseas operations have covered for the moderate slowdown in domestic demand in the wake of the decreasing demand stimulus from emission regulations. However, what I would really like to emphasize is that the cumulative results of our endeavors to create Hino Motors as a global business have taken visible shape. New technologies in the fields of safety, environment, and energy, as well as excellence in manufacturing skills, the DNA of Hino Motors, have reached levels capable of serving people around the world.

Hino Motors, with it longstanding record as the No. 1 sales position in Japanese markets of heavy- and medium-duty trucks, is poised to reach for an absolute share in the total truck segment including light-duty trucks, and going forward will widen its activities globally in order to become a company known and appreciated by customers throughout the world.

Hino Motors, Ltd.
President, Member of the Board and Executive Officer
Shoji Kondo

Vision_01

Towards a global Hino Motors

The three important elements of overseas business development consist of launching capable vehicles that match local needs, reducing input cost so vehicles can be put to use in many countries and regions, and maintaining a sales network that includes after-sales service provision. In particular, a major challenge for manufacturers comes from reconciling wide product ranges manufactured in small lots to accommodate multiple applications as well as varied needs inspired by cultures and customs while at the same time reducing input prices.

Hino Motors has taken up this challenge on the strength of its concentrated expertise in manufacturing. The Company will push ahead with manufacturing encapsulating the full range from product development to global markets, and provide the utility of Hino-branded trucks and buses to a large number of people all over the world.



Hino trucks in operation in Pakistan

Vision_02

From No. 1 in heavy- and medium-duty trucks to No. 1 in the entire truck segment

Marking a significant achievement, for thirty-four years Hino Motors has held the top position in Japanese market sales of heavy- and medium-duty trucks. Furthermore, since the Company's full-scale entry in the light-duty trucks market in 1999, Hino's market share has climbed to a notable 13.8%. This does not mean, however, that we are satisfied with these results.

We look to acquire a predominant share in the truck segment overall, including light-duty trucks. This is the shape we are targeting for Hino Motors. In order to achieve this goal, we will establish a comprehensive business system that delivers responses tailored to customers' needs ranging from sales to services and insurance, and work to play an active role in helping customers resolve the safety and environment issues they are facing.





Compliant with the New Long-Term Emission Regulations: Heavy-duty trucks Hino 700 series(left) and Hino 500 series (right)

Special report on Hino Motors' leading-edge technology

**As Japan's leading truck and bus manufacturer,
Hino Motors aims to make a critical global advance.
Hino Motors contributes to tomorrow's society, provides technology
and expertise concerning safety, environment, and energy issues,
and continues as a frontrunner in comprehensive truck and bus manufacture.**


HINO
HINO

HINO MOTORS

Special_Issue 01 Working for safety

Analyses of traffic accidents conducted over many years have revealed essential aspects for ensuring safety.
Hino Motors has designated four types of accidents as focus areas for its efforts: rear-end collision by a large vehicle; frontal collision between a heavy-duty trucks and a passenger car; personal injury through a heavy-duty trucks; and accidents involving light-duty trucks, etc. at intersections.
Hino Motors is actively engaged in technology development toward the goal of reducing traffic casualties to zero.

Early prevention of accidents caused by light-duty trucks at intersections

Wide-view pillars and wide-view mirrors

Many traffic accidents involving commercial-use vehicles operating in urban locations, typically light-duty trucks, occur near intersections. One cause is the range of vision when making left or right turns. To resolve this problem, Hino Motors offers wide-view pillars and wide-view mirrors as options for the Hino 300 series n Japanese market.



Wide-view pillars
By extremely narrowing pillar width, the desired visual effect is to make the pillar appear translucent.



Left-eye field of vision | Right-eye field of vision | Field of vision with both eyes

Working to alleviate damage from traffic accidents caused by heavy-duty trucks

Pre-crash safety (PCS)

At Hino Motors, traffic accident analysis surrounding heavy-duty trucks has led to an increase in vehicles equipped with a vehicle-mounted pre-crash safety (PCS) device that alleviates the damage from rear-end collision impact. Hino Motor is first in the world to market PCS for commercial-use vehicles, which reduces the damage from accidents by alerting the driver and automatically applying brakes.*

*In a joint development with Toyota Motor Corporation



Testing session where the effects of PCS can be experienced using a Hino 700 series.


● When approaching a stopped vehicle
Millwave radar constantly confirms the existence of obstacle on the roadway ahead.
Light application of brakes
If the system detects obstacle on the roadway ahead and the distance toward the obstacle continues getting smaller, the driver is alerted by and alarm and the brakes are automatically applies lightly.
Heavy application of brakes
If the computer determines that there is high possibility of collision, the brakes are automatically applied more heavily.

+COLUMN_HINO



Hidehiko Enomoto
at the Technology Research Center

After many years of efforts in safety technology, the rewards of our work have now become visible in the form of mitigated traffic accidents. Zero traffic deaths are no longer a fantasy. I strongly feel that we are within reach of our objective.

HINO MOTORS Special_Issue 02

Working for the environment

Work addressing environmental concerns is one of the foremost issues for producers of automobiles.
In the development of a clean diesel engine Hino Motors has always been a frontrunner.
Our efforts do not stop at engine and chassis, however, and cover a wide area including support systems for environment-adjusted driving as well as cooling and heating systems chargeable through external electric power supply.

Compliance with the New Long-Term Emission Regulations in Japan

Light-duty truck Hino 300 series

The Company launched a new-type Hino 300 series, compliant with the New Long-Term Emission Regulations (2005) in Japan. All models have an advanced engine with features such as electronically controllable nozzle turbo chargers. Because NOx and PM emissions have been cut by 10% or more compared with the values stipulated by regulations, these models qualify as low-emission vehicles under the certification system for low emission automobiles of the Ministry of Land, Infrastructure and Transport.

Moreover, the Hino 300 series Hybrid is the first lighty-duty truck that also meets the fuel efficiency standards for the year 2015. At the same time, it is the first hybrid vehicle to fulfill this condition.



Hino 300 series Hybrid

Environment-friendly because supporting fuel-efficient driving

Hino Drive-Master PRO

Hino Motors has come to market with Hino Drive-Master PRO in Japan, a device that supports the driver in fuel-efficient driving.* Hino Drive Master PRO collects Hino vehicle control signals performs a real-time analysis of vehicle conditions, and by voice and display issues information relevant to fuel-efficient driving to the driver while the vehicle is in motion. Because driving data are stored on a memory card, the system allows also for guidance to be issued by supervisors after vehicle operations.

*Commercialization in a joint project with Miyama, Inc. and Sumitomo Corp.

An air conditioning system that serves driver and environment

Air conditioning system charged through external electric power supply puts an end to engine idling

Drivers of heavy-duty trucks forwarding cargo between major cities sometimes have to leave the engine running to power the cabin air conditioning system for taking a nap or a break while on standby. In order to reduce greenhouse gas emission such as carbon dioxide, we have been working on a truck cabin air conditioning system that can be operated also when the truck engine is turned off by using external electric power supply and thus does away with engine idling.*

Results from actual tests show reductions of approximately 97% and 98%, respectively, for carbon dioxide emission and fuel cost.

*Development and testing jointly with The Tokyo Electric Power Company, Inc.

+COLUMN_HINO



Toru Hasebe
at the Product Strategy Division

Constant technological progress is certainly a must. But at the same time technology dissemination is just as important. We take pride in the fact that we are contributing to society. We remain committed to creating products that give our customers satisfaction for making the world a better place.

HINO MOTORS

Special_Issue 03 Toward alternative energy sources

The energy question is the integral flipside of the environment issue.
Hino Motors pursues a range of activities in dealing with the energy issue.
Addressing fossil fuels that are set to dry up in the future, this includes providing
for alternative energy sources and developing hybrid vehicles with he highest possible fuel economy.

Hino Motors in cooperation with Tokyo metropolitan government, Nippon Oil Corporation, and Toyota Motor Corporation

Towards the practical application of second-generation bio diesel

In January 2007, the Tokyo metropolitan government established a department for promoting urban planning designed to reduce carbon dioxide emission and launched a 10-year project for carbon reduction in Tokyo. As the first stage of the program, Hino Motors together with Tokyo prefecture, Nippon Oil Corporation, and Toyota Motor Corporation participates in a project for the practical application of second-generation bio diesel.

According to the Benzene Quality Preservation Act, a 5% addition of bio fuel is permitted for diesel oil. With regard to second-generation diesel fuel, which can be added to diesel over and above this limit, the project includes verification of environmental performance, demonstration runs using city-operated buses, and deliberations for a domestic supply system.

Hino Motors will establish the effects on vehicles from new fuels not previously in use and advance demonstrable research including aspects such as engine tuning.

Extending the operating time of electric vehicles

Testing of the IPT hybrid bus for practical application

As part of the "Second Term of the Initiative for the Promotion of Development and Practical Application of Next-Generation Low-Pollution Vehicles" pursued by the Ministry of Land in Japan, Infrastructure and Transport, Hino Motors has been working on the practical application of a hybrid bus equipped with inductive power transfer (IPT*). In addition to real road tests already conducted in urban areas, testing under assumed mountain road conditions has been performed as steps toward actual operations.

The IPT hybrid bus is normally powered by an electric motor that can be charged quickly through an external electric power source, with parallel hybrid operation activated only when the battery charge is low. Thanks to this system, this bus features reduced energy consumption, cleaner exhaust, and drastically cut carbon dioxide emission volumes. Experiments have resulted in approximately 50% reduced carbon dioxide volumes.

*Inductive power transfer (or IPT for short) refers to a system enabling high-powered battery charging without establishing direct contact.



HINO

+COLUMN_HINO



Shozo Inoue
at the Technology Research Center

Cumulative, patient effort is an indispensable part of R&D work. In our daily work, we draw maximum motivation from knowing that our efforts connect to resolving the world's environmental and energy problems.

Special_Issue

HINO Motors Topics

HINO MOTORS Topics_01

Small-sized non step route bus "Hino Poncho" now available also with an electronically controlled 5-speed automatic transmission

Hino Motors added a 5-speed automatic transmission version to its small-size non step route bus "Hino Poncho" line-up in Japanese market. With community buses often used on routes with frequent stop-and-go traffic, its concept is inspired by a desire to make the task of driving less onerous for the driver and to emphasize safety and customer comfort.



Hino Poncho
Honored with the Good Design Award for fiscal year 2007

Good Design



Reduced burden on the driver from driving in congested road conditions

This bus has universal design features such as a low floor for easy boarding and deboarding and a passenger cabin floor consisting of at least 80% full-flat space.



HINO Motors Topics

Topics_02

Kobe Used-Vehicle Center established

In December 2006, the Kobe Used-Vehicle Center of Hino U-Truck Ltd. was established in Kobe city, Hyogo prefecture, Japan. Further to the existing used-vehicle center in Tokyo, Mizuhomachi, this is the second operating site in Japan through which the Company will promote used-vehicle sales.



The Kobe Used-Vehicle Center plans to grow with the used-vehicle business as its core operations.

HINO Motors Topics

Topics_03

Kobe Training Center established

Located on the same site as the Kobe Used-Vehicle Center in Japan, the Kobe Training Center was established with the objective to enhance technology capabilities in services across the entire Hino Group. Using multiple service lanes established on the site, instruction on practical techniques and seminars are provided for service engineers of Japanese sales companies.



The Kobe Training Center was established to enhance sales companies' service capabilities and further heighten customer satisfaction.

HINO Motors Topics **Topics_04**

Cumulative vehicle production for Toyota Motor Corporation reaches ten million units

On December 11, 2006, the Company commemorated the ten millionth vehicle produced under commission from Toyota Motor Corporation, a FJ Cruiser rolling off the assembly line at the Hamura Plant in Japan. Production for Toyota started in 1967 and has since brought out a large number of models including the Hilux Pick-Up, T-100, and Dyna.



Participant at the ceremony have declared 20 million vehicles as their next goal.

HINO Motors Topics **Topics_05**

Initiated local assembly in Canada for models for the North American market

Hino Motors established a factory with an annual production capacity of 2,000 vehicles in Canada's Ontario state as a truck assembly plant for trucks for the North American market. Operations started in April 2006. Efforts are being made to reduce delivery times and enhance service offerings with a view to achieving full-scale growth in Canada-based truck operations.



Hino Motors has two North American assembly operations including TABC in California (a local production site of Toyota Motor Corporation).

HINO Motors Topics **Topics_06**

Medium-duty Hino trucks introduced to the Korean market through the Scania sales network

The Company started selling medium-duty Hino trucks in Korea beginning April 2007 through the Korea-based sales network of the local subsidiary of Sweden's Scania, an alliance partner of Hino Motors. The model being sold is based on the Hino 500 series with a load capacity of 4.5 tons and adjusted to requirements under Korean laws and regulations.

HINO Motors Topics **Topics_07**

Arkansas plant starts operating

At U.S. subsidiary Hino Motors Manufacturing U.S.A. a newly built plant in Marion city, Arkansas State, was completed and production of differential gear, rear axle, and suspension related parts started in October 2006. Hino Motors will keep these operations growing as one of the cornerstones of its U.S. based business with Toyota.


HINO

An annual production capacity of around 300,000 units.

HINO Motors Topics **Topics_08**

Completed the Paris Dakar Rally in the 17th consecutive year and finished first for engine displacements under ten liters


HINO

The Hino Team Sugawara with the Hino 500 series completed the race in the 17th consecutive year and finished first in the camion category for engine displacements under ten liters.

The Paris Dakar Rally is said to be the most exacting in the world. The race through six countries from Lisboa in Portugal to Dakar in Senegal took place in the period from January 6 to 21, 2007. The Hino Team Sugawara with the Hino 500 series finished first and second under ten liters.

Business Report for Fiscal Year 2007

Highlights

- For 34 years Hino Motors has the No. 1 in heavy- and med um- duty trucks in terms of Japanese market share and vehicle registrations.
- Overseas sales reached a historical high of 47,000 units as sales in North America and Central and South America expanded, compensating for weak conditions in Asian markets.

Consolidated	
Net sales:	**¥1287.6 billion**
Operating income:	**¥36.7 billion**
Net income:	**¥20.0 billion**

Non-consolidated	
Net sales:	**¥976.6 billion**
Operating income:	**¥25.9 billion**
Net income:	**¥16.5 billion**

Financial Results in fiscal year 2007

In the Japanese market for heavy- and medium-duty trucks, Hino Motors' core product, total demand of 105,000 units for the current fiscal year was on a par with a year earlier. This was due to a rise in demand in the first half of the fiscal year covering for a drop in the second half of the replacement demand from the new emission regulations subsided after continuing since 2003. On the other hand, in the market for light-duty trucks, total demand rose by 3,000 units, an increase of 3.2% on the year, to 120,000 units.

Japanese sales of trucks and buses fell by 4,000 to 51,000 units, reflecting an 8.7% drop on the year. Meanwhile, overseas sales of trucks and buses increased 5,000 units to an all-time high of 50,000 units, gaining 10.9% on the year, thanks to higher sales in the U.S. and Central and South America. As a result, combined domestic and overseas sales of trucks and buses totaled 102,000 units, on a par with the prior fiscal year. Vehicle production commissioned by Toyota Motor Corporation saw the discontinuation of the Hilux Pick-Up at the end of June 2005, while in January 2006 production of the FJ Cruiser started at the Hamura Plant. Production has been continuing at a steady pace, thanks to favorable sales. Total output increased 14,000 units to 203,000 units, marking a 7.6% increase on the year.

Owing to higher overseas unit sales centered on Toyota-related operations, sales revenue climbed ¥90.695 billion to ¥1,287.668 billion, a 7.6% increase on the year. On the other hand, operating income fell ¥3.82 billion to ¥36.71 billion, at drop of 9.4% on the year. This decline was due to reduced domestic sales and higher input cost including for development of new products and technologies. Net income for the period fell ¥8.645 billion to ¥20.059 billion, a 30.1% decline on the year.

The Company will continue with its efforts at further streamlining operations, strengthening management structures, and enhancing operating results.

Financial Highlights (Consolidated)

Truck and bus unit sales (in units)



Japanese market truck sales
Japanese market bus sales
Overseas sales
120,000
100,000
80,000
60,000
40,000
20,000
0
87,018
95,486
102,250
102,335
35,776
44,818
45,894
50,901
2,916
3,108
3,255
3,201
48,326
47,560
53,101
48,233
2004
2005
2006
2007
(Years ended March 31)

Operating income and net income (millions of yen)



Operating income
Net income
50,000
40,000
30,000
20,000
10,000
0
44,567
34,023
38,336
17,672
40,522
28,704
20,059
2004
2005
2006
(Years ended March 31)

Net sales (millions of yen)



Japanese market
Overseas
Toyota-related
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1,051,586
1,196,972
1,287,668
388,610
408,196
399,586
150,341
181,749
198,490
233,661
512,635
540,155
598,896
2004
2005
2006
2007
(Years ended March 31)

Net income per share (yen)



70
60
50
40
30
20
10
0
58.86
30.35
49.51
34.95
2004
2005
2006

Consolidated Balance Sheets

(Millions of Yen)

Account	March 31, 2007	March 31, 2006
(Assets)		
Current assets	411,662	432,979
Cash and deposits	28,696	37,398
Trade notes and accounts receivables	264,141	268,111
Inventories	93,534	99,829
Deferred income taxes	14,844	14,784
Others	14,498	17,357
Allowance for doubtful accounts	(4,053)	(4,502)
Fixed assets	496,315	479,937
Tangible fixed assets	354,979	341,258
Buildings and structures	109,157	102,678
Machinery and transportation equipment	105,478	95,772
Tools and fixtures	17,744	18,561
Lease assets	9,749	5,117
Land	96,067	94,770
Construction in progress	16,781	24,358
Intangible fixed assets	22,385	18,219
Investments and other assets	118,950	120,459
Investment securities	108,412	109,521
Long-term loans	3,644	4,801
Deferred income taxes	2,744	1,790
Other investments and assets	10,048	11,823
Allowance for doubtful accounts	(5,898)	(7,476)
Total assets	907,977	912,916

(Millions of Yen)

Account	March 31, 2007	March 31, 2006
(Liabilities)		
Current liabilities	476,705	477,445
Trade notes and accounts payable	192,049	194,135
Short-term debt	135,965	162,292
Commercial paper	39,000	37,000
Current portion of long-term debt	27,753	5,334
Other accounts payable	10,496	10,111
Accrued income taxes	6,262	12,770
Accrued bonuses	4,383	4,266
Accrued directors' bonuses	370	-
Warranty allowance	10,633	7,733
Other current liabilities	49,793	43,801
Long-term liabilities	125,307	143,300
Long-term debt	43,842	63,740
Deferred income taxes	17,181	20,217
Deferred income taxes related to unrealized gain on land revaluation	3,732	3,753
Accrued employees' retirement benefits	36,639	36,188
Other long-term liabilities	23,912	19,399
Total liabilities	602,013	620,745
(Net assets)		
Shareholders' equity	256,728	242,437
Common stock	72,717	72,717
Additional paid-in capital	64,309	64,307
Retained earnings	120,026	105,702
Treasury stock	(325)	(289)
Valuation and translation adjustments	32,713	34,568
Unrealized gain on investments in securities	33,388	37,006
Net unrealized gain on land revaluation	1,547	1,529
Cumulative translation adjustment	(2,222)	(3,966)
Minority interests	16,522	15,164
Total net assets	305,964	292,170
Total liabilities and net assets	907,977	912,916

Note 1. All amounts rounded down to full millions of yen.
2. Presentation has been changed with the implementation of the Company Law enacted May 1, 2006. For better comparison, numbers for fiscal year 2006 (as of March 31, 2006) are presented in the new format.

Consolidated Statements of Income

(Millions of Yen)

Account	Year ended March 31, 2007	Year ended March 31, 2006
Net sales	**1,287,668**	**1,196,972**
Cost of sales	1,105,994	1,020,985
Gross profit on sales	**181,674**	**175,986**
Selling, general and administrative expenses	144,972	135,464
Operating profit	**36,701**	**40,522**
Non-operating income	7,430	6,734
Non-operating expenses	7,290	5,125
Ordinary income	**36,841**	**42,131**
Extraordinary income	1,342	3,725
Extraordinary losses	3,640	3,514
Net income before income taxes and minority interests	**34,542**	**42,341**
Income taxes	13,441	12,601
Minority interests income of consolidated subsidiaries	1,042	1,035
Net income	**20,059**	**28,704**

Note 1. All amounts rounded down to full millions of yen.
2. Presentation has been changed with the implementation of the Company Law enacted May 1, 2006.

Consolidated Statements of Cash Flows

(Millions of Yen)

Account	Year ended March 31, 2007	Year ended March 31, 2006
Cash flow from operating activities	78,681	55,145
Cash flow from investing activities	(56,873)	(49,939)
Cash flow from financing activities	(30,562)	(7,706)
Effect of exchange rate changes on cash and cash equivalents	(181)	460
Net increase (decrease) in cash and cash equivalents	(8,937)	(2,040)
Cash and cash equivalents at beginning of year	36,890	38,931
Cash and cash equivalents at end of year	27,953	36,890

Note : All amounts rounded down to full millions of yen

Consolidated Statements of Shareholders' Equity Year ended March 31, 2007

(Millions of Yen)

	Shareholders' equity					Valuation and translation adjustments				Minority interests	Total liabilities and net assets
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Unrealized gain on investments in securities	Revaluation reserve for land	Translation adjustments	Total valuation and translation adjustments		
Balance March 31, 2006	72,717	64,307	105,702	(289)	242,437	37,006	1,529	(3,966)	34,568	15,164	292,170
Change of items during the term											
Cash dividends			(5,167)		(5,167)						(5,167)
Bonus to directors			(323)		(323)						(323)
Reversal of revaluation reserve for land			(18)		(18)						(18)
Net income			20,059		20,059						20,059
Acquisition of treasury stock				(42)	(42)						(42)
Sale of treasury stock		2		1	3						3
Change in scope of equity-method			(227)	5	(221)						(221)
Change in non-equity items for the fiscal year (net)						(3,617)	18	1,744	(1,855)	1,358	(496)
Total change for the fiscal year	–	2	14,323	(35)	14,290	(3,617)	18	1,744	(1,855)	1,358	13,793
Balance at end of fiscal year	72,717	64,309	120,026	(325)	256,728	33,388	1,547	(2,222)	32,713	16,522	305,964

Note : All amounts rounded down to full millions of yen.

Consolidated Balance Sheets

Financial Highlights (Non-consolidated)

Shipments of trucks and buses (In units)


Japanese market truck sales
Japanese market bus sales
Overseas sales
120,000
100,000
80,000
60,000
40,000
20,000
0
87,911
94,007
100,710
100,347
36,019
43,157
42,792
2,889
3,105
3,276
3,224
49,003
47,745
54,642
2004
2005
2006
2007
(Years ended March 31)

Net sales (millions of yen)


Trucks and buses
Consignment
Engines
Components
Others
1,000,000
800,000
600,000
400,000
200,000
0
855,876
893,819
919,945
976,683
45,647
57,389
5,675
354,181
392,984
52,468
56,366
12,638
344,709
427,638
70,373
65,755
21,566
355,793
463,196
2004
2005
2006
2007
(Years ended March 31)

Production of commissioned vehicles

(In units; excluding supplies and parts for overseas production


250,000
200,000
150,000
100,000
50,000
0
222,676
248,012
188,779
203,066
2004
2005
2006
2007
(Years ended March 31)

Operating income and net income

(millions of yen)


Operating income
Net income
40,000
30,000
20,000
10,000
0
30,729
9,463
27,711
10,263
34,938
21,783
16,501
2004
2005
2006
2007
(Years ended March 31)

Net income per share (yen)


40
35
30
25
20
15
10
5
0
16.16
17.54
37.63
28.74
2004
2005
2006
2007
(Years ended March 31)

Net assets per share (yen)


600
500
400
300
200
100
0
434.52
451.04
505.10
518.67
2004
2005
2006
2007
(Years ended March 31)

Note: For fiscal years 2004 through 2006, historical shareholders' equity per share are stated.

Dividend payout ratio (%)


40
30
20
10
0
36.4
33.6
23.9
31.3
2004
2005
2006
2007
(Years ended March 31)

Equity ratio (%)


60
50
40
30
20
10
0
48.3
47.6
48.5
49.4
2004
2005
2006
2007
(Years ended March 31)

Note: For fiscal years 2004 through 2006, historical equity ratios are stated.

Non-Consolidated Balance Sheets

(Millions of yen)

Account	March 31, 2007	March 31, 2006
(Assets)		
Current assets	**260,892**	**251,200**
Cash and deposits	5,371	6,791
Trade notes and accounts receivables	182,970	173,945
Inventories	36,354	36,851
Deferred income taxes	9,318	9,065
Short-term loans	20,370	15,260
Others	6,799	9,432
Allowance for doubtful accounts	(292)	(147)
Fixed assets	**341,542**	**347,082**
Tangible fixed assets	**160,572**	**165,609**
Buildings and structures	55,005	55,543
Machinery and transportation equipment	58,008	58,847
Tools and fixtures	11,436	12,712
Lease assets	0	7
Land	28,238	32,049
Construction in progress	7,882	6,448
Intangible fixed assets	**20,961**	**16,772**
Investments and other assets	**160,008**	**164,700**
Investment securities	68,602	74,075
Affiliates	70,161	67,925
Investments in capital	2	2
Investments in capital of affiliates	2,110	2,110
Long-term loans	18,262	19,097
Other investments and assets	7,417	7,534
Allowance for doubtful accounts	(6,548)	(6,045)
Total assets	**602,435**	**598,282**

(Millions of yen)

Account	March 31, 2007	March 31, 2006
(Liabilities)		
Current liabilities	**233,113**	**213,206**
Trade notes and accounts payable	122,515	127,016
Short-term debt	1,000	-
Commercial paper	39,000	37,000
Current portion of long-term debt	23,002	862
Other accounts payable	6,193	7,357
Accrued expenses	26,238	21,187
Accrued income taxes	2,998	10,363
Accrued directors' bonuses	160	–
Warranty allowance	10,633	7,733
Other current liabilities	1,371	1,684
Long-term liabilities	**71,552**	**94,893**
Long-term debt	38,780	60,237
Deferred income taxes	14,115	16,782
Accrued employees' retirement benefits	18,657	17,794
Other long-term liabilities	–	80
Total liabilities	**304,666**	**308,099**
(Net assets)		
Shareholders' equity	**269,496**	**258,378**
Common stock	72,717	72,717
Additional paid-in capital	64,307	64,307
Retained earnings	132,744	121,588
Treasury stock	(272)	(234)
Valuation and translation adjustments	**28,271**	**31,804**
Unrealized gain on investments in securities	28,271	31,804
Total net assets	**297,768**	**290,183**
Total liabilities and net assets	**602,435**	**598,282**

Note 1. All amounts rounded down to full millions of yen.
2. Presentation has been changed with the implementation of the Company Law enacted May 1, 2006. For better comparison, numbers for fiscal year 2006 (as of March 31, 2006) are presented in the new format.

Non-Consolidated Statements of Income

(Millions of yen)

Account	Year ended March 31, 2007	Year ended March 31, 2006
Net sales	**976,683**	**919,945**
Cost of sales	860,805	806,145
Gross profit on sales	**115,878**	**113,800**
Selling, general and administrative expenses	89,967	78,861
Operating profit	**25,910**	**34,938**
Non-operating income	5,540	5,106
Non-operating expenses	2,793	1,503
Ordinary income	**28,658**	**38,541**
Extraordinary income	523	709
Extraordinary losses	3,739	6,088
Net income before income taxes and minority interests	**25,442**	**33,162**
Income taxes	8,941	11,378
Net income	**16,501**	**21,783**

Note 1: All amounts rounded down to full millions of yen.
Note 2: Presentation has been changed with the implementation of the Company Law enacted May 1, 2006.

Non-Consolidated Statements of Shareholders' Equity Year ended March 31, 2007

(Millions of yen)

	Shareholders' equity					Valuation and translation adjustments		Total liabilities and net assets
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Unrealized gain on investments in securities	Total valuation and translation adjustments	
Balance March 31, 2006	72,717	64,307	121,588	(234)	258,378	31,804	31,804	290,183
Change of items during the term								
Cash dividends			(5,167)		(5,167)			(5,167)
Bonus to directors			(178)		(178)			(178)
Net income			16,501		16,501			16,501
Acquisition of treasury stock				(38)	(38)			(38)
Change in non-equity items for the fiscal year (net)						(3,532)	(3,532)	(3,532)
Total change for the fiscal year	–	–	11,156	(38)	11,117	(3,532)	(3,532)	7,585
Balance at end of fiscal year	72,717	64,307	132,744	(272)	269,496	28,271	28,271	297,768

Note : All amounts rounded down to full millions of yen.

Corporate Profile and Stock Information

Corporate Profile

Hino Motors, Ltd.	
Founded :	1910
Established :	May 1, 1942
Paid-in capital :	72,717,284,641 yen
Number of employees :	9,980
Products :	trucks, buses, specialty vehicles, small-size commercial vehicles, passenger vehicles, engines
Offices and Plant:	**Head Office and Hino Plant** 1-1 Hinodai 3-chome, Hino-shi, Tokyo 191-8660, Japan Tel. +81-42-586-5111 **Hamura Plant** 1-1, Midorigaoka 3-chome, Hamura-shi, Tokyo 205-8660, Japan Tel. +81-42-579-0411 **Nitta Plant** 10-1, Nitta-Hayakawa-cho, Ohta-shi, Gunma Prefecture, 370-0344, Japan Tel. +81-276-56-5111 **Tamachi Office** 11-3, Shiba 4-chome, Minato-ku, Tokyo 108-0014, Japan Tel +81-3-3456-8811

Stock Information (as of September 30, 2007)

Number of Shares Authorized: 1,400,000,000 shares
Outstanding: 574,580,850 shares

Number of Shareholders: 17,735 (decreased by 554 from previous term)

Top Ten Shareholders

Shareholder name	number of shares held (in units of thousand shares)	shareholder percentage
Toyota Motor Corporation	287,897	50.1
The Master Trust Bank of Japan, Ltd. (Trust Account)	21,533	3.7
Japan Trustee Services Bank, Ltd. (Trust Account)	13,599	2.3
Japan Trustee Service Bank, Ltd. (Holder of Retirement Benefit Trust for The Chuo Mitsui Trust and Banking Company, Limited)	10,031	1.7
Depositary Nominees Inc.	9,344	1.6
Melon Bank N.A. as agent for its client Melon Omnibus US Pension	6,109	1.0
The Tokio Marine and Nichido Fire Insurance Co., Ltd.	6,104	1.0
Takenaka Corporation	5,562	0.9
Deutsche Bank Trust Company Americas	5,263	0.9
Melon Bank Treaty Clients Omnibus	5,052	0.8

The above percentage is calculated after deducting the treasury stock.

Breakdown of Shareholders by Category
(as of March 31, 2007)

■ **Number of shareholders and shareholder percentages (Total shareholders: 14,332)**

Banks and other financial institutions: 99 (0.7%)
Securities companies: 35 (0.2%)
other domestic corporations: 361 (2.5%)
Foreigners: 275 (1.9%)



■ **Number of shares and shareholder percentages (Total share units: 572,802)**

Banks and other financial institutions: 98,009 units (17.1%)
Securities companies: 8,264 units (1.4%)
Individuals and other shareholders: 43,280 units (7.6%)
Foreigners: 85,274 units (14.9%)



Notes:
1. The above total numbers of shares and shareholders do not include 3,403 shareholders and 1,778,850 shares represented by fractional share units.
2. The category "Individuals and other shareholders" includes 484 share units representing treasury shares. Furthermore, the 1,778,850 shares represented by fractional share units referenced in item 1. above include 693 treasury shares.
3. The category "Other domestic corporations" includes 10 share units held by Japan Securities Depository Center, Inc.

Share Price Range on the Tokyo Stock Exchange


(Yen)
1,000
800
600
400
200
0
745 667
704 642
672 596
683 628
654 596
679 615
653 577
635 554
614 567
663 609
736 621
655 607
2006
2007
Apr May June July Aug Sep Oct Nov Dec Jan Feb Mar

Directors and Auditors

Directors and Auditors (as of June 26, 2007)

Chairman of the Board
Tadaaki Jagawa

President, Member of the Board
Shoji Kondo

Executive Vice Presidents, Members of the Board
Yoshio Shirai
Shinichiro Sugisaki
Bunji Hagiwara
Takahiko Yamamoto

Senior Managing Directors, Members of the Board
Masakazu Ichikawa
Toshiki Inoue
Tsunehiko Fujii
Manabu Kasai
Seiei Okazaki
Sinji Fujimoto

Corporate Auditors
Akira Sonuma
Akihiko Ogino
Akio Tsujii
Yoshio Ishizaka
Kosuke Ikebuchi



Hino Motors, Ltd.

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